November 30, 2018

Sean Gamble
Chief Financial Officer
Cinemark Holdings, Inc.
3900 Dallas Parkway Suite 500
Plano, Texas 75093

       Re: Cinemark Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed on February 23, 2018
           Form 10-Q for the Quarter Ended September 30, 2018
           Filed on November 2, 2018
           File No. 001-33401

Dear Mr. Gamble:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to the condensed consolidated financial statements
3. Revenue Recognition, page 10

1. Please disclose the amount by which each financial statement line item is affected in the current reporting period by ASC 606 as compared with the guidance that was in effect before the change in accordance with ASC 606-10-65-1(i), including an explanation of the reasons for the significant changes identified.
2. We note you adopted ASC 606 under the modified retrospective method effective January
      1, 2018. In this regard, please disclose whether you have applied the guidance to all contracts at the date of initial application or only to contracts that are not completed at the date of initial application.
 Sean Gamble
Cinemark Holdings, Inc.
November 30, 2018
Page 2
3. We note from your disclosures on page 10, the adoption of ASC 606 resulted in an increase in other revenues due to the change in amortization methodology for deferred revenue - NCM from units of revenue method to straight-line basis for the term of the
         ESA. Please explain to us in greater detail why amortization of deferred revenue associated with the ESA and Common Unit Adjustment on a straight-line basis is appropriate and a reasonable measure of progress in accordance with ASC 606. Please revise your footnote to provide an explanation of why the method used provides a faithful depiction of the transfer of goods or services as required by ASC 606-10-50-18b.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameSean Gamble                                Sincerely,
Comapany NameCinemark Holdings, Inc.
                                                             Division of
Corporation Finance
November 30, 2018 Page 2                                     Office of
Transportation and Leisure
FirstName LastName